Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JLR TO INVEST £15 BILLION OVER NEXT FIVE YEARS AS ITS MODERN LUXURY ELECTRIC-FIRST FUTURE ACCELERATES

•	Investment of £15bn over five years in JLR’s industrial footprint, vehicle programmes, autonomous, AI and digital technologies and people skills
•	JLR’s Halewood plant in Merseyside, UK, to become an all-electric manufacturing facility
•	JLR’s Engine Manufacturing Centre in Wolverhampton, UK, to be renamed Electric Propulsion Manufacturing Centre
•	JLR reaffirms Reimagine strategy, with new House of Brands approach to accelerate delivery of modern luxury vision
•	Next generation medium-size SUV architecture to be pure-electric
•	Pre-order books to open for first all-electric Range Rover later this year
•	First of three reimagined modern luxury electric Jaguars will be a 4-door GT built in Solihull, UK

Gaydon, UK, April 20, 2023: JLR has announced exciting plans to accelerate its transition to become the world’s leading modern luxury car manufacturer revealing its Halewood plant, in the UK, will become an all-electric production facility and its next generation medium-size SUV architecture, electrified modular architecture (EMA), will now be pure-electric.

In an update to global media at JLR’s centre in Gaydon, Chief Executive Officer Adrian Mardell reaffirmed the business’s commitment to its Reimagine strategy, which will reposition the company as an electric-first, modern luxury carmaker by 2030, as JLR makes strides towards its financial goals of achieving a net cash positive position by FY25 and double-digit EBIT by 2026.

JLR CEO Adrian Mardell said: “Two years ago, we launched our Reimagine strategy and since then we have made great progress, including launching two new critically acclaimed modern luxury Range Rover and Range Rover Sport models, joining the Defender family, for which there is record demand. We achieved this while navigating the headwinds of the pandemic and chip shortages, and successfully ramping up production of our most profitable models to deliver profit in Q3.

“Today I am proud to announce we are accelerating our electrification path, making one of our UK plants and our next-generation medium-size luxury SUV architecture fully electric. This investment enables us to deliver our modern luxury electric future, developing new skills, and reaffirming our commitment to be carbon net zero by 2039.”

Investing in next generation electric models

Announcing news of its next generation electrification roadmap, JLR confirmed it will start to invite applications for client orders for the modern luxury all-electric Range Rover from later this year. The first of its next generation medium-size modern luxury SUVs will be an all-electric model from the Range Rover family, launching in 2025 and built at Halewood in Merseyside, in a move that further affirms JLR’s commitment to the future of the UK car industry.

And while EMA will now be electric only, as the trend to electrification in certain markets increases, JLR will retain the flexible modular longitudinal architecture (MLA) on which Range Rover and Range Rover Sport are built offering internal combustion engine (ICE), HYBRID and battery electric vehicle (BEV) options. This gives JLR uncompromised flexibility to adapt its vehicle line up to meet the needs of different markets around the world that are moving at different speeds towards carbon net zero targets.

House of Brands

As a next step within the Reimagine strategy, it was revealed JLR will move to a House of Brands approach, to amplify the unique character of each of its brands - Range Rover, Defender, Discovery and Jaguar - and accelerate the delivery of the company’s vision, to become proud creators of the world’s most desirable modern luxury automotive brands for the most discerning clients.

Commenting on the House of Brands approach, JLR’s Chief Creative Officer, Professor Gerry McGovern OBE said: “Pivotal to our Reimagine strategy is the formation of the House of Brands, which is a natural evolution, with a purpose of elevating and amplifying the uniqueness of our characterful British marques. Our ultimate ambition is to build truly emotionally engaging experiences for our clients that, overtime, will build long-term high equity for our brands and longterm sustainability for JLR.”

JLR also announced that the first of three reimagined modern luxury Jaguars will be a 4-door GT built in Solihull in the West Midlands, UK. With power output more than any previous Jaguar, a range up to 700 kms (430 miles), and with indicative pricing from £100,000, new Jaguar will be built on its own unique architecture, named JEA. More details of the new 4-door GT Jaguar will be released later this year, before going on sale in selected markets in 2024, for client deliveries in 2025.

“We have radically reimagined Jaguar as a modern luxury brand. The key to Jaguar’s transformation is that the designs convey that they are a copy of nothing,” said Professor Gerry McGovern OBE.

JLR CEO Adrian Mardell said: “With Range Rover, the original luxury SUV, available for pre-order in pure electric form later this year, and the first of three breath-taking electric reimagined Jaguar models to be launched in 2025, we are stepping into an incredibly exciting new electric era for JLR as a modern luxury business.”

Investing in JLR’s UK industrial footprint

In addition to the news that its Halewood plant in Merseyside, UK, will become an all-electric production facility and its next generation medium-size SUV architecture, electrified modular architecture (EMA), will now be pure-electric. JLR also revealed its Engine Manufacturing Centre in Wolverhampton, UK, currently producing Ingenium internal combustion engines for its vehicles, will have an electric future producing electric drive units and battery packs for JLR’s next generation vehicles. It will be renamed the Electric Propulsion Manufacturing Centre to reflect the move.

In positive news for the future of the historic Castle Bromwich site, JLR confirmed that its stamping facilities that prepare pressed body metalwork for JLR’s vehicles will be expanded to play a key role in the company’s electric future, by providing body work for next generation electric vehicles. JLR continues to explore options for other parts of the Castle Bromwich site.

ENDS

Additional volume detail is available on the Investor Relations pages of our website

(https://www.jaguarlandrover.com/investor-relations).

ENDS

For media enquiries please contact the JLR Corporate Press Office team:

T: 0247 536 1000

Email: jlrmedia@jaguarlandrover.com

Louise Evans Betts

Global Director of External Communications

M: +44 (0) 7436 530080

E: levans35@jaguarlandrover.com

Louise Thompson Davies

Global Head of External Communications

M: +44 (0) 7500 827823 / +44 (0) 7384 521818

E: lthomps9@jaguarlandrover.com

David Wrottesley

Global External Corporate Communications Manager

External Communications

T: +44 (0)7846 091167

E: dwrottes@jaguarlandrover.com

Notes to Editors

•	All-electric Range Rover available to order later this year
•	Halewood in Merseyside will become JLR’s first all-electric car plant, a historic step into the electric era
•	First of three reimagined Jaguars will be a 4-door GT, with a range up to 700 km (430 mile) prices starting from £100,000
•	New Jaguar Architecture named JEA, will launch in 2025
•	JLR will retain the flexible MLA architecture on which Range Rover and Range Rover Sport are built offering ICE, HYBRID and BEV options for global market variances
•	Engine Manufacturing Centre in Wolverhampton to be renamed Electric Propulsion Manufacturing Centre confirming future building electric components
•	House of Brand Managing Directors, reporting to Chief Commercial Officer, Lennard Hoornik are:

o Geraldine Ingham, Managing Director of Range Rover

o Mark Cameron, Managing Director for Defender & Discovery

o Rawdon Glover, Managing Director, Jaguar

•

Through its Reimagine strategy, JLR is at the forefront of the rapidly changing automotive industry with a focus on electrification, digital services, and data. The company is focused on enhancing its in-house data capability, which is crucial to its digital transformation to deliver clients a modern luxury, connected experience.

About JLR

JLR’s Reimagine strategy is delivering a sustainability-rich vision of modern luxury by design.

We are transforming our business to become carbon net zero across our supply chain, products, and operations by 2039. We have set a roadmap to reduce emissions across our own operations and value chains by 2030 through approved, science-based targets. Electrification is central to this strategy and before the end of the decade our Range Rover, Discovery, Defender collections will each have a pure electric model, while Jaguar will be entirely electric.

At heart we are a British company, with two design and engineering sites, three vehicle manufacturing facilities, an engine manufacturing centre, and a battery assembly centre in the UK. We also have vehicle plants in China, Brazil, India, Austria, and Slovakia, as well as seven technology hubs across the globe.

JLR is a wholly owned subsidiary of Tata Motors Limited, part of Tata Sons.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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